EXHIBIT 12.2
EPR PROPERTIES
COMPUTATION OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in thousands)

	Three Months Ended		Year Ended December 31,
	March 31, 2013		2012		2011		2010		2009		2008
Earnings:
Income before equity in income from joint ventures, noncontrolling interests and discontinued operations (1)	$40,293		$137,274		$116,287		$113,367		$30,641		$123,237
Fixed charges before preferred dividends	20,335		77,582		71,898		69,620		63,035		64,776
Distributions from equity investments	223		1,046		2,848		2,482		986		2,262
Capitalized interest	(344)		(859)		(498)		(383)		(600)		(797)

Adjusted Earnings	$60,507		$215,043		$190,535		$185,086		$94,062		$189,478

Fixed Charges:
Interest expense, net (including amortization of deferred financing fees)	$19,989		$76,656		$71,367		$69,200		$62,360		$63,069
Interest income	2		67		33		37		75		910
Capitalized interest	344		859		498		383		600		797
Preferred dividends	5,952		24,508		28,140		30,206		30,206		28,266

Combined Fixed Charges and Preferred Dividends	$26,287		$102,090		$100,038		$99,826		$93,241		$93,042

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.3	x	2.1	x	1.9	x	1.9	x	1.0	x	2.0	x

(1)
Income before equity in income from joint ventures, noncontrolling interest and discontinued operations for the three months ended March 31, 2013 includes a $4.5 million gain on early extinguishment of debt. Income before equity in income from joint ventures, noncontrolling interests and discontinued operations for the years ended December 31, 2012 and 2011 includes $6.0 million and $12.5 million, respectively, in impairment charges for properties held and used. Income before equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2010 includes a $0.5 million impairment charge for other assets and $0.7 million in provision for loan losses. Income before equity in income from joint ventures, noncontrolling interests and discontinued operations for the year ended December 31, 2009 includes $2.1 million in impairment charges for properties held and used and $71.0 million in provision for loan losses.